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SECURITIE 04019973 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

8-50509

SEC FILE NUMBER
~~8-043981~~ 8-43094

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 12 2004
DIVISION OF MARKET REGULATION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Shay Financial Services, Inc.

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 Freeport Parkway South
(No. and Street)

Irving (City) Texas (State) 75068 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Podraza (305)-507-1536
(Area Code – Telephone No.)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive (Address) Chicago, Illinois (City) (State) 60606 (Zip Code)

PROCESSED
AUG 19 2004
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert T. Podraza, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Shay Financial Services, Inc., as of December 31, 2003, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert T. Podraza
Vice President

Notary Public

Official Seal
LINDA M. DARLING
Notary Public - State of Illinois
Commission Expires Apr 30

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Independent Auditors' Supplementary Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Auditors

The Stockholder
Shay Financial Services, Inc.

We have audited the accompanying statement of financial condition of Shay Financial Services, Inc. (the Company) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shay Financial Services, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Chicago, Illinois
February 13, 2004

Shay Financial Services, Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 1,096,293
Receivables:	
Brokers and dealers	1,222,844
Interest-only strips	572,331
Interest	115,219
Mutual fund distribution fees	689,550
Securities purchased under agreements to resell	23,820,176
Securities owned	5,009,276
Securities owned-pledged as collateral	1,010,465
Investments	2,336,263
Total assets	$35,872,417
Liabilities and stockholder's equity	
Payables:	
Affiliate	$ 3,871,704
Other	140,501
Securities sold under agreements to repurchase	24,860,212
Total liabilities	28,872,417
Stockholder's equity:	
Common stock, $1 par value; 7,500 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	6,999,000
Total stockholder's equity	7,000,000
Total liabilities and stockholder's equity	$35,872,417

See accompanying notes.

Shay Financial Services, Inc.

Notes to Financial Statements

1. Organization and Nature of Business

Shay Financial Services, Inc. (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Shay Investment Services, Inc. (SISI). The Company acts as an intermediary between its customers and other financial institutions in the purchase and sale of various fixed-income investments and conducts proprietary transactions in equity securities, U.S. government and government agency securities, and certificates of deposit. The Company is also the distributor of various registered investment companies, including those managed and advised by an affiliate.

2. Significant Accounting Policies

Securities transactions are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased are stated at market value. Certificates of deposit (CDs) are carried at cost, plus accrued interest, which approximates market value. Market value for securities other than CDs is generally based on quoted market prices.

Investments consist of equity securities, which are valued at market value based on market quotations. Unrealized gains and losses are reflected in the statement of operations.

The Company purchases CDs from financial institutions and sells these CDs in smaller amounts to its customers, generally bearing an interest rate lower than the originally purchased CD. The Company recognizes revenue from the sale of CDs at the time of sale based on the interest rate spread. The receivable and the related revenue resulting from the sale of CDs are recorded at the present value of the net future cash flows and are reported as interest-only strips in the accompanying statement of financial condition. Net future cash flows in excess of the carrying amount of interest-only strips are recognized as income over the remaining life of the CD based on the level-yield method.

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are generally collateralized by U.S. Treasury and government agency securities. Resale and repurchase agreements are accounted for as financing transactions and are recorded at the amounts at which the securities subsequently will be resold or repurchased, as specified in the respective agreements, including accrued interest.

2. Significant Accounting Policies (continued)

Counterparties consist of a limited number of broker-dealers and savings banks. It is the Company's policy to obtain possession or control of securities purchased under agreements to resell at the time the transaction is entered into. The market value of the underlying assets is monitored daily, and additional cash or other collateral is obtained from counterparties when appropriate.

The Company is organized as a Subchapter S Corporation. The Company passes through its net income or loss to its stockholder and, accordingly, is not subject to federal income taxes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

3. Related Party Transactions

Operations of the Company are conducted in facilities and by personnel shared with SISI and certain of its affiliates. The Company pays a management fee, equal to net income before management fees, to SISI in lieu of occupancy, and other administrative expenses.

In 2003, the Company sold a portion of its investments to SISI. These investments consisted of marketable and not readily marketable equity securities. Marketable securities totaling $144,000 were valued based on quoted market prices and investments not readily marketable, which totaled $188,100, were valued at fair value as determined by management. Gains on the sale of these investments amounted to $69,000 and are recorded in the statement of operations.

4. Receivables From Brokers and Dealers

Receivables from brokers and dealers represent receivables for trades pending settlement and cash and other balances due principally from the Company's clearing broker.

The Company clears certain securities transactions on a fully-disclosed basis through its clearing broker, a major New York-based financial institution. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. At December 31, 2003, there were no amounts to be indemnified to the clearing broker for these customer accounts.

5. Mutual Fund Distribution Fees

The Company has distribution agreements with various registered investment companies. The Company's distribution agreement with Asset Management Fund, Inc., a fund managed and advised by an affiliate, provides that the Company receives 12b-1 payments based upon a percentage of each portfolio's average daily net assets. The Company voluntarily waived a portion of these fees for the year ended December 31, 2003.

6. Royalty/Marketing Agreements

The Company, SISI, and its affiliates, Shay Assets Management, Inc. and First Financial Trust Company (collectively, Shay), had a royalty agreement with America's Community Bankers (ACB), a trade association for financial institutions, which expired on March 31, 2003. The agreement permitted Shay to use ACB's name and logo in connection with the sale and marketing of its broker-dealer, asset management, and investment advisory products and services to members of ACB. The agreement stated that Shay pay ACB a fee based on net revenues generated from ACB members, as defined.

In addition, Shay had a marketing agreement with ACB Development Services, Inc. (Services), an affiliate of ACB. The agreement required that Services provide Shay with certain marketing resources in order to assist Shay with the promotion and marketing of its broker-dealer, asset management, and investment advisory products and services to members of ACB.

Expenses incurred relating to these agreements were recorded in the financial statements of SISI.

7. Securities Owned and Securities Owned-Pledged as Collateral

At December 31, 2003, securities owned were comprised of certificates of deposit and securities owned-pledged as collateral were comprised of U.S. government obligations.

8. Financial Instruments

Assets, including cash, securities owned, investments, securities purchased under agreements to resell, and certain receivables, are carried at fair value or at contracted amounts which approximate fair value. Similarly, liabilities, including securities sold under agreements to repurchase and certain payables, are carried at fair value or contracted amounts approximating fair value. Financial instruments carried at contract

8. Financial Instruments (continued)

amounts that approximate fair value either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

In the normal course of business, the Company enters into forward transactions involving mortgage-backed securities (TBAs) in order to meet the financing and hedging needs of its customers. Forward transactions are valued at market, and the resulting unrealized gains and losses are reflected in principal transactions in the statement of operations. The Company's exposure to changes in market prices or interest rates is managed by simultaneously entering into offsetting positions in identical instruments. Forward transactions provide for the delivery or receipt of securities at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their commitments and from changes in securities values and interest rates. At December 31, 2003, open forward purchase and sale commitments, each aggregating approximately $103,234,000, were not reflected in the accompanying statement of financial condition.

In the normal course of business, the Company obtains securities under resale agreements on terms that permit it to pledge or resell the securities to others. At December 31, 2003, securities owned-pledged as collateral and securities obtained under resale agreements were pledged to others under repurchase agreements.

9. Net Capital Requirements

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1). This rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6 2/3% of aggregate indebtedness, as those terms are defined by the rule, or $100,000. At December 31, 2003, the Company's net capital and required net capital were $4,910,575 and $267,480, respectively, and its ratio of aggregate indebtedness to net capital was .82 to 1.

Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.